June 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SK Growth Opportunities Corp.

Registration Statement on Form S-1

Filed May 23, 2022, as amended

File No. 333-265135

Dear Sir or Madam:

Reference is made to our letter, filed as correspondence via EDGAR on June 10, 2022, in which we, the underwriter (the “Underwriter”) joined in the request of SK Growth Opportunities Corp. (the “Company”) to accelerate the effective date of the above-referenced registration statement for June 14, 2022, at 4:00 p.m. Washington D.C. time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such registration statement be declared effective at this time and we, as Underwriter, hereby join in the request of the Company to withdraw the request for acceleration of the effective date.

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[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
as Underwriter

By:	/s/ Mahesh Srinivasan
Name: Mahesh Srinivasan
Title: Managing Director

By:	/s/ Jacques Raphael
Name: Jacques Raphael
Title: Managing Director